UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NORTECH SYSTEMS INCORPORATED

(Name of Issuer)

             Common Stock, $.01 par value

(Title of Class of Securities)

                      656553 104

(CUSIP Number)

Curtis Squire, Inc.

7777 Golden Triangle Dr., Suite 150

Eden Prairie MN 55344

Phone: (952) 918-4166

_______________________________________________

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                                June 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656553 104

1. Names of Reporting Persons.
Curtis Squire, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Minnesota
7. Sole Voting Power
1,300,066

Number of Shares	8. Shared Voting Power
Beneficially
Owned by
Each Reporting	9. Sole Dispositive Power
Person With:	1,300,066

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,300,066
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
48.38%
14. Type of Reporting Person
CO

CUSIP No. 656553 104

1. Names of Reporting Persons.
Anita Kunin

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds PF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Minnesota
7. Sole Voting Power
49,269

Number of Shares	8. Shared Voting Power
Beneficially	1,300,066
Owned by
Each Reporting	9. Sole Dispositive Power
Person With:	49,269

10. Shared Dispositive Power
1,300,066

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,349,335
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.22%
14. Type of Reporting Person
IN

CUSIP No. 656553 104

1. Names of Reporting Persons.
David Kunin

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Minnesota
7. Sole Voting Power
36,939

Number of Shares	8. Shared Voting Power
Beneficially	1,300,066
Owned by
Each Reporting	9. Sole Dispositive Power
Person With:	36,939

10. Shared Dispositive Power
1,300,066

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,337,005
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
49.76%
14. Type of Reporting Person
IN

CUSIP No. 656553 104

1. Names of Reporting Persons.
James Timothy Kunin

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Minnesota
7. Sole Voting Power
0

Number of Shares	8. Shared Voting Power
Beneficially	1,300,066
Owned by
Each Reporting	9. Sole Dispositive Power
Person With:	0

10. Shared Dispositive Power
1,300,066

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,300,066
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
48.38%
14. Type of Reporting Person
IN

CUSIP No. 656553 104

1. Names of Reporting Persons.
Andrew Kunin

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Minnesota
7. Sole Voting Power
22,000

Number of Shares	8. Shared Voting Power
Beneficially	1,300,066
Owned by
Each Reporting	9. Sole Dispositive Power
Person With:	22,000

10. Shared Dispositive Power
1,300,066

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,322,066
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
49.20%
14. Type of Reporting Person
IN

CUSIP No. 656553 104

1. Names of Reporting Persons.
William Kunin

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Minnesota
7. Sole Voting Power
22,000

Number of Shares	8. Shared Voting Power
Beneficially	1,300,066
Owned by
Each Reporting	9. Sole Dispositive Power
Person With:	22,000

10. Shared Dispositive Power
1,300,066

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,322,066
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
49.20%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of the Common Stock, $.01 par value, of Nortech Systems Incorporated, a Minnesota corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 7550 Meridian Circle N, Suite 150, Maple Grove MN 55369.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed jointly by

● Curtis Squire, Inc., a Minnesota corporation

● Anita Kunin, an individual, a Vice President, and a director of Curtis Squire, Inc.

● David Kunin, an individual, President and a director of Curtis Squire, Inc. and a director of the Issuer

● James Timothy Kunin, an individual, a Vice President, and a director of Curtis Squire, Inc.

● Andrew Kunin, an individual, a Vice President, and a director of Curtis Squire, Inc.

● William Kunin, an individual, a Vice President, and a director of Curtis Squire, Inc.

Anita Kunin is the mother of David Kunin, James Timothy Kunin, Andrew Kunin and William Kunin.

(b) The principal office and place of business for all of the Reporting Persons is 7777 Golden Triangle Dr., Suite 150 Eden Prairie MN 55344.

(c) See item (a) above.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Anita Kunin, David Kunin, James Kunin, Andrew Kunin, and William Kunin are citizens of the United States of America. Curtis Squire, Inc. is a Minnesota corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Issuer reported herein were originally held by founder, Myron Kunin. As personal representative of Myron Kunin’s estate, Anita Kunin transferred 1,344,066 shares to Curtis Squire, Inc., and 49,269 shares were transferred to Ms. Kunin individually. Curtis Squire, Inc. subsequently transferred 22,000 shares to each Andrew Kunin and William Kunin.

ITEM 4. PURPOSE OF TRANSACTION

David Kunin is a director of the Issuer. David Kunin has established a 10b5-1 trading plan pursuant to which he may acquire additional shares of the Issuer. Curtis Squire, Inc. and Anita Kunin are each holding the securities for investment purposes.

The Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) David Kunin, the President and a director of Curtis Squire, Inc., is a director of the Issuer. He beneficially owns and has shared voting and dispositive power over 1,300,066 shares held by Curtis Squire, Inc.

Anita Kunin, Vice President and a director of Curtis Squire, Inc. She beneficially owns and has shared voting and dispositive power over 1,300,066 shares held by Curtis Squire, Inc. and beneficially owns and has sole voting and dispositive power over 49,269 shares held by her individually.

James Kunin, Andrew Kunin, and William Kunin are all Vice Presidents and directors of Curtis Squire, Inc. and share voting and dispositive power over 1,300,066 shares held by Curtis Squire, Inc.

Anita Kunin is the mother of David Kunin, James Kunin, Andrew Kunin, and William Kunin.

Curtis Squire, Inc. is deemed to beneficially own 48.38% of the shares outstanding and Anita Kunin is deemed to beneficially own

50.22% of the shares outstanding, based upon 2,686,922 shares outstanding as of July 8, 2019.

(c) Curtis Squire, Inc. distributed 22,000 shares of the Issuer to each Andrew Kunin and William Kunin effective June 26, 2019. Such shares were distributed to such individuals as shareholders of Curtis Squire, Inc. for no payment.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated July 18, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2019

CURTIS SQUIRE, INC.

By:  /s/ David Kunin

       David Kunin

        President

  /s/ Anita Kunin

        Anita Kunin

  /s/ David Kunin

        David Kunin

  /s/ James Timothy Kunin

        James Timothy Kunin

  /s/ Andrew Kunin

        Andrew Kunin

  /s/ William Kunin

        William Kunin